

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2015

Denis Savinskii
President and Chief Executive Officer
Griegstrasse, 9 – Nesonova
Stuttgart, Germany 70195

> **Re:** **SavDen Group Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 28, 2015**
> **File No. 333-205121**

Dear Mr. Savinskii:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2015 letter.

General

1. We note your response to prior comment 1 and reissue the comment. We continue to believe that you are a shell company as defined in Rule 405. In this regard, we consider your limited revenues to date of $2,500 and your $202 in cash as of May 31, 2015 to be nominal. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Prospectus Summary, page 5

2.　　We note your response to prior comment 2 and the revised disclosure that states that you will be able to conduct planned operations using currently-available capital resources for approximately three months and that you use approximately $833 per month. It is unclear how you expect to continue operations for three months when you use approximately $833 per month, but you only had $202 in cash as of May 31, 2015. Please clarify.

3.　　We note your disclosure that you have entered into an agreement with Grüne Weltraumtechnik, GmbH. Please expand your discussion to describe the material terms of this agreement, including the services you will provide and the term of the agreement.

The Offering, page 6

4.　　Given that this is a best-efforts, no minimum offering, please revise the gross proceeds line item to provide a range of possible proceeds to the company in the event that a smaller percentage of the securities being offered are sold. Also state clearly that you may sell only a small portion or none of the offered shares.

Dilution, page 16

5.　　Please revise to disclose the net tangible book value per share as of May 31, 2015, and revise the increase in net tangible book value per share after offering line item to reflect an increase based on a negative net tangible book value per share prior to the offering.

Management's Discussion and Analysis or Plan of Operation, page 16

6.　　You indicate in the last paragraph on page 17 that you have generated $2,500 of revenue to date. Please clarify your disclosure to indicate the period in which this revenue was recognized. Also, explain to us the nature of the deliverables and how each of the revenue recognition criteria were met based on the terms of the arrangement. In addition, revise to describe the nature and material terms of the agreement with Grüne Weltraumtechnik, GmbH signed on July 1, 2015.

Plan of Distribution, page 28

7.　　We note your response to prior comment 13 that Mr. Savinkskii plans to offer the shares to family, friends, business associates and acquaintances who are located in Europe. It is unclear why then the company is seeking to register the shares in the United States when all potential investors are in Europe. Please advise.

Index to Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

8.   The report from your auditor makes reference to the year ended May 31, 2015 in both the first sentence and in the opinion paragraph. As you have only been in existence since October 2, 2014, your opinion should reference the statements of income, changes in stockholders' equity and cash flows for the period from the date of inception on October 2, 2014 to May 31, 2015. Please revise.

9.   We note your revision in response to prior comment 15. The auditor should include an explanatory paragraph that adheres to the guidance in AU-C Sections 570 and 706. In this regard, the emphasis-of-matter paragraph in the auditor's report should include the term "substantial doubt," refer to management's plans with regard to the matter, and indicate that the auditor's opinion is not modified with respect to the matter. In addition, the emphasis-of-matter paragraph should be included immediately after the opinion paragraph. Please revise.

Notes to the Financial Statements

Note 9 – Subsequent Events, page F-8

10.   You state that there are no material events subsequent to the date that your financial statements have been issued to disclose. Revise to disclose the issuance of 5,000,000 shares of common stock, at a price of $0.001 per share, for net proceeds of $5,000 to your sole officer and director on June 6, 2015. Refer to ASC 855-10-50-2.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551- 3579, or in her absence, me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information Technologies and
                                        Services

cc: Diane Harrison, Esq.
        Harrison Law, P.A.